

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

John P. Love
Chief Executive Officer
United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

> **Re: United States Oil Fund, LP**
> **Amendment No. 5 to Registration Statement on Form S-3**
> **Filed May 26, 2020**
> **File No. 333-237750**

Dear Mr. Love:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

Amendment No. 5 to Registration Statement on Form S-3

Prospectus Summary
Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and Strategy, page 3

1. We note your response to comment 6 and disclosure that the limitations being imposed by the exchanges and your FCM will "significantly limit" your ability to invest the proceeds of the purchases of Creation Baskets in Oil Futures Contracts. Please revise your disclosure on page 3 and throughout to clarify that, while the current limits are in place, you will be unable to invest the proceeds from the sale of Creation Baskets in new Benchmark Oil Futures Contracts and other Oil Futures Contracts, and in order to so invest any proceeds you will need to negotiate a new arrangement with your current FCM

or find one or more new FCMs.

Risk Factors Involved with An Investment in USO
Investment Risks, page 11

2.   We note your disclosure that the market price at which investors buy or sell shares may be significantly less or more than NAV. Please include a new risk factor that addresses the specific risks to investors who purchase shares at a premium to NAV per share given that premiums can be transitory and purchasing at a premium could have a material impact on an investor's ability to achieve a return on their investment.

Other Risks
USO and USCF may have other conflicts of interest, page 24

3.   We note that, due to your current investment strategy, you are currently holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by USO and the United States 12 Month Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether USO's current investment strategy creates additional actual or potential conflicts of interest with USCF's other oil funds, describing the conflicts and the material risks they represent to investors.

Exhibits

4.   Please obtain a currently dated consent from your auditor and file it as an exhibit with your next amendment.

General

5.   As appropriate, please revise throughout to update your disclosure to the most recent practicable date. For example, on page 56, you include your beneficial ownership disclosure as of March 31, 2020, and on page 75, you identify your Authorized Participants as of March 31, 2020.

        Please contact Sonia Bednarowski at (202) 551-3666 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance